MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2021

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 8, 2022 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2021, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2021” and “Q4 2020” are to the three months ended December 31, 2021 and December 31, 2020, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), realized gold price (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Net (Cash) Debt, Working Capital and Available Liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 8, 2022, unless otherwise stated.

BUSINESS OVERVIEW

Ero Copper Corp is a high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, where the Company currently mines copper from the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. December 31, 2021 MD&A | Page 1

HIGHLIGHTS

	2021 - Q4	2021 - Q3	2020 - Q4	2021	2020
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	646,319	572,666	483,447	2,370,571	2,271,625
Grade (% Cu)	2.01	1.90	2.26	2.08	2.08
Cu Production (tonnes)	11,918	10,057	10,018	45,511	42,814
Cu Production (lbs)	26,274,572	22,170,355	22,085,927	100,333,448	94,387,605
Cu Sold in Concentrate (tonnes)	12,393	10,762	10,265	45,717	42,813
Cu Sold in Concentrate (lbs)	27,320,802	23,726,561	22,629,431	100,788,419	94,387,312

C1 Cash Cost of Cu Produced (per lb)(1)	$0.96	$0.94	$0.69	$0.77	$0.67

Gold (NX Gold Operations)
Ore Processed (tonnes)	47,159	42,874	45,574	171,581	162,642
Au Production (oz)	8,544	9,426	10,789	37,798	36,830

Realized Au price (per oz)(1)(2)	$1,784	$1,746	$1,867	$1,783	$1,795
C1 Cash Cost of Au Produced (per oz)(1)	$582	$538	$405	$525	$457
AISC of Au produced (per oz)(1)	$910	$741	$608	$732	$628

Financial information ($ in millions, except per share amounts)
Revenues	$134.9	$111.8	$91.2	$489.9	$324.1
Gross profit	84.4	68.0	58.3	318.9	188.1
EBITDA(1)	80.7	48.5	91.3	296.4	116.2
Adjusted EBITDA(1)	86.8	72.9	67.2	331.9	207.1
Cash flow from operations(3)	66.7	150.7	38.6	364.6	162.8
Net income	60.2	26.4	66.3	202.6	52.5
Net income attributable to owners of the Company	59.8	26.1	65.8	201.1	51.6
- Per share (Basic)	0.67	0.29	0.75	2.27	0.60
- Per share (Diluted)	0.65	0.28	0.71	2.21	0.56
Adjusted net income attributable to owners of the Company(1)	59.7	45.7	37.4	215.4	117.3
- Per share (Basic)	0.67	0.52	0.43	2.43	1.36
- Per share (Diluted)	0.65	0.49	0.40	2.37	1.27

Cash and cash equivalents	130.1	92.6	62.5	130.1	62.5
Working capital(1)	86.0	81.4	35.8	86.0	35.8
Net (cash) debt(1)	(70.9)	(63.7)	105.6	(70.9)	105.6

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Alternative Performance (Non-IFRS) Measures" for detail.
(3) Cash flow from operations in Q3 2021 and the year 2021 included $100.0 million upfront advance from Royal Gold for the NX Gold Transaction, as defined below.

Ero Copper Corp. December 31, 2021 MD&A | Page 2

2021 Highlights

Strong Q4 operating performance delivers 2021 production guidance beat and record full-year financial results

•Record 2021 copper production achieved at the MCSA Mining Complex of 45,511 tonnes of copper in concentrate, exceeding the high-end of full-year guidance of 42,000 to 45,000 tonnes.
•Delivered strong C1 cash costs of $0.77 per pound of copper produced, at the low-end of the Company's guidance range of $0.75 to $0.85 per pound of copper produced for 2021.
•Surpassed the high-end of full-year gold production guidance of 34,500 to 37,500 ounces at the NX Gold Mine with production of 37,798 ounces of gold.
•Achieved C1 cash costs and AISC of $525 and $732, respectively, per ounce of gold produced, in-line with the Company's 2021 C1 cash cost guidance and revised 2021 AISC guidance.
•Record financial results for the year included:
◦Revenue of $489.9 million;
◦Net income and adjusted net income attributable to owners of the Company of $201.1 million ($2.21 per diluted share) and $215.4 million ($2.37 per diluted share), respectively;
◦EBITDA(1) and Adjusted EBITDA(1) of $296.4 million and $331.9 million, respectively; and,
◦Cash flow from operations of $364.6 million (inclusive of the $100.0 million upfront advance for the NX Gold Transaction, as defined below).
•Available liquidity at year-end was $230.1 million, including cash and cash equivalents of $130.1 million and $100.0 million of undrawn availability under the Company's senior revolving credit facility.

Advancement and completion of important strategic and corporate milestones during 2021 have positioned the Company to execute upon attractive, high-return organic growth

•Published results of an updated Feasibility Study on the Boa Esperança Project, outlining a project with a 41.8% after-tax internal rate of return(2), a $380 million after-tax net present value (8% discount rate)(2), and average annual copper production of approximately 35,000 tonnes at an average C1 Cash Cost of $1.12 per pound of copper produced in the first five years of production.
•Announced exceptional drill results from the Deepening Extension Zone throughout the year, which resulted in significant increases to mineral reserves and resources within this zone, highlighted by a 56% increase in proven and probable mineral reserves, driving an initiative to optimize the development strategy for the Deepening Extension Zone of the Pilar Mine.
•Finalized a larger external shaft design for the Deepening Extension Zone, which will allow for the creation of a two-mine system at the Pilar Mine in an initiative known as "Pilar 3.0". This initiative, announced subsequent to year-end, is expected to enable higher production volumes of between 2.6 to 3.0 million tonnes per annum compared to the current production rate of approximately 1.3 million tonnes per annum at the Pilar Mine.
•Completed two consecutive phases of scheduled mill maintenance and upgrades at the MCSA Mining Complex in preparation for expanded operations and higher mill throughput volumes. Increases in mill throughput volumes are expected, near-term from Surubim open pit operations, and from development of the two-mine system at the Pilar Mine over the long-term.
•Delivered strong drill results from the NX Gold Mine throughout 2021, including the best intercept in the history of the mine as well as the discovery of a new high-grade extension of the Matinha Vein, forming the basis of a new initiative known as "NX 60", announced shortly after year-end. This initiative is focused on sustaining longer-term gold production of approximately 60,000 ounces per year.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    Based on consensus copper prices price forecast used in the Boa Esperança Technical Report dated November 12, 2021 with an effective date of August 31, 2021. Copper prices of $3.80/lb in 2024, $3.95/lb in 2025 and $3.40/lb in 2026 and thereafter, and a BRL:USD exchange rate of 5.00.

Ero Copper Corp. December 31, 2021 MD&A | Page 3

•Announced a $110 million streaming agreement with Royal Gold (as defined below) in relation to gold production from the NX Gold Mine (the "NX Gold Transaction"), unlocking significant shareholder value from the mine and further enhancing the Company's balance sheet with an upfront payment of $100 million received in Q3 2021.
•Commenced trading of the Company's common shares on the New York Stock Exchange in Q2 2021, providing another access point for investors seeking to invest in the Company and enhancing trading liquidity for existing shareholders.

Important developments subsequent to year-end 2021 continue to support the Company's organic growth strategy

•In February 2022, the Company closed an offering of $400 million of senior unsecured notes due 2030. The Company subsequently used approximately $50 million of net proceeds from the offering to repay the outstanding balance under its senior secured revolving credit facility. The Company intends to use the remaining proceeds, together with cash on hand, to fund capital expenditures related to the construction of the Boa Esperança Project and for general corporate purposes.
•Concurrent with the closing of the $400 million senior unsecured notes offering, the Company reduced the size of its senior secured revolving credit facility from $150 million to $75 million.
•The Company's pro forma year-end liquidity position was approximately $550 million, including approximately $475 million in cash and cash equivalents and $75 million of undrawn availability under the Company's senior revolving credit facility.
•In February 2022, the Company announced that its Board of Directors approved the construction of the Boa Esperança Project, which is expected to commence construction in Q2 2022.

Q4 2021 Highlights

Strong Q4 2021 operating performance, including growing contributions from the Surubim open pit mine at the MCSA Mining Complex, drove solid quarterly financial results

•The MCSA Mining Complex processed 646,319 tonnes of ore grading 2.01% copper, producing 11,918 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.7%.
•Higher quarter-on-quarter copper production was driven primarily by increased mill throughput volumes related to (i) the ramp-up of mining activity and processing of stockpiled ore from the Surubim open pit mine and (ii) a return to higher mill capacity levels following the completion of scheduled mill maintenance, which impacted mill throughput volumes in Q2 and Q3 of 2021.
•The NX Gold Mine processed 47,159 tonnes grading 6.24 grams per tonne, producing 8,544 ounces of gold after metallurgical recoveries of 90.3% and 5,859 ounces of silver produced as by-product.
•Commissioning of the NX Gold Mine's paste-fill plant, where construction was completed in Q3 2021, continued during the fourth quarter and handover to operations was completed in January 2022. The paste-fill plant is expected to improve overhand cut and fill mining operations and enhance pillar recovery throughout the mine.
•C1 cash costs during the quarter were $0.96 per pound of copper produced at the MCSA Mining Complex (see Non-IFRS Measures).
•At the NX Gold Mine, C1 cash costs and AISC during the quarter were $582 and $910, respectively, per ounce of gold produced (see Non-IFRS Measures).
•Strong cash flows from operations during the quarter of $66.7 million contributed to increased available liquidity at year-end of $230.1 million, including cash and cash equivalents of $130.1 million and $100.0 million of undrawn availability under the Company's senior revolving credit facility.

Ero Copper Corp. December 31, 2021 MD&A | Page 4

2021 updated mineral reserves and resources for the MCSA Mining Complex and the NX Gold Mine continue to highlight the Company's track-record of generating shareholder value through exploration

•Exceptional drill results from the Deepening Extension Zone throughout 2021 resulted in a 56% increase in proven and probable mineral reserves within the zone and contributed to an increase of 13% in total proven and probable mineral reserves for the MCSA Mining Complex.
•A 32% increase in measured and indicated mineral resources (25% increase in proven and probable reserves) for the NX Gold Mine was driven by exploration of high-grade extensions of the Santo Antonio Vein and the discovery of a new high-grade extension of the Matinha Vein.

Organic Growth Projects

•During the quarter, the Company finalized a redesign of the new external shaft at the Deepening Extension Zone to allow for higher sustained ore production rates from the Pilar Mine as part of the Pilar 3.0 initiative, announced subsequent to year-end. Plans to construct a larger shaft were driven by continued exploration success within the Deepening Extension Zone as well as within shallower areas of the Pilar Mine, enabling the creation of a two-mine system whereby the upper levels of the mine will be serviced by the existing shaft, while the Deepening Extension Zone will utilize the new, larger external shaft. Pilar 3.0 is expected to enable higher annual production volumes of 2.6 to 3.0 million tonnes compared to the current production rate of approximately 1.3 million tonnes per annum at the Pilar Mine.
•As previously noted, the Company announced that its Board of Directors approved the construction of the Boa Esperança Project subsequent to year-end. Construction is expected to commence in Q2 2022, with first production anticipated in H2 2024. In preparation for construction of Boa Esperança, the Company has made significant progress on key workstreams, including:
◦Advancing critical-path contracts including early works, power infrastructure and site construction with equipment mobilization expected in Q2 2022;
◦Detailed engineering and construction designs; and,
◦Ongoing drill program efforts, including further exploration of the Gap Zone and completion of condemnation drilling for site infrastructure.

Ero Copper Corp. December 31, 2021 MD&A | Page 5

REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

Copper (MCSA Operations)	2021 - Q4	2021 - Q3	2020 - Q4	2021	2020
Ore processed (tonnes)	646,319	572,666	483,447	2,370,571	2,271,625
Grade (% Cu)	2.01	1.90	2.26	2.08	2.08
Recovery (%)	92.7	92.4	91.7	92.4	90.5

Cu Production (tonnes)	11,918	10,057	10,018	45,511	42,814
Cu Production (lbs)	26,274,572	22,170,355	22,085,927	100,333,448	94,387,605

Concentrate grade (% Cu)	33.2	33.5	33.3	34.0	33.7
Concentrate sales (tonnes)	35,996	31,369	30,416	133,122	127,007
Cu Sold in concentrate (tonnes)	12,393	10,762	10,265	45,717	42,813
Cu Sold in concentrate (lbs)	27,320,802	23,726,561	22,629,431	100,788,419	94,387,312

C1 cash cost of copper produced (per lb)	$0.96	$0.94	$0.69	$0.77	$0.67

The Company’s MCSA Mining Complex delivered another strong operating quarter in Q4 2021, producing 11,918 tonnes of copper resulting in full year 2021 copper production of 45,511 tonnes. With the completion of the second and final phase of scheduled mill maintenance at the MCSA Mining Complex during Q3 2021, there was a meaningful increase in tonnes processed quarter-on-quarter.

During Q4 2021, at the Pilar Mine, 293,627 tonnes of ore were mined grading 1.97% copper (as compared to 346,040 tonnes of ore grading 2.03% copper during Q3 2021). At the Vermelhos Mine, 226,054 tonnes of ore were mined grading 2.94% copper (as compared to 231,543 tonnes of ore grading 1.49% copper during Q3 2021). At the Surubim Mine, 129,885 tonnes of ore were mined grading 0.72% copper. Contributions from the three mines resulted in total ore mined during the period of 649,566 tonnes grading 2.01% copper. During Q4 2021, 646,319 tonnes of ore grading 2.01% copper were processed, producing 11,918 tonnes of copper after average metallurgical recoveries of 92.7%.

Total full year 2021 processed volumes of 2,370,571 tonnes grading 2.08% copper generated copper production of 45,511 tonnes in concentrate after average metallurgical recoveries of 92.4%.

Initial production from the Surubim open pit occurred in Q4 2021, including the processing of ore stockpiled during pre-stripping. The Surubim Mine is expected to contribute to higher throughput volumes and lower average processed copper grades at the MCSA Mining Complex in 2022.

C1 cash costs per pound of copper produced during Q4 2021 averaged $0.96 (see Non-IFRS Measures), resulting in full year 2021 C1 cash costs per pound of copper produced of $0.77. Full-year cost performance was at the low end of cost guidance due to elevated grades mined and processed relative to budget, strong overall operational performance at the MCSA Mining Complex, and continued weakness of the BRL versus the US dollar.

The Company’s exploration programs at the MCSA Mining Complex are focused on four primary objectives for 2022: (i) infill and extension drilling in the upper levels (above level -965) of the Pilar Mine, (ii) focused infill and exploration drilling at the Vermelhos Mine aimed on extending the known limits of high-grade mineralization with the goal of supplementing the grade profile of the mine over the near- to medium-term, (iii) re-evaluation of past producing open pit mines including extension drilling at depth at Lagoa da Mina and Surubim, and (iv) regional exploration of the broader MCSA Mining Complex land package focused on making new regional discoveries.

Ero Copper Corp. December 31, 2021 MD&A | Page 6

NX Gold S.A.

Gold (NX Gold Operations)	2021 - Q4	2021 - Q3	2020 - Q4	2021	2020
Ore mined (tonnes)	47,159	41,654	45,574	171,581	162,642
Ore processed (tonnes)	47,159	42,874	45,574	171,581	162,642
Head grade (grams per tonne Au)	6.24	7.37	7.72	7.27	7.72
Recovery (%)(1)	90.3	92.7	95.4	94.2	91.3

Gold ounces produced (oz)	8,544	9,426	10,789	37,798	36,830
Silver ounces produced (oz)	5,859	6,575	6,763	25,031	22,694

Gold sold (oz)	7,779	9,685	10,100	37,437	35,855
Silver sold (oz)	5,938	6,805	6,349	25,285	22,109

Realized gold price (per oz)(2)	$1,784	$1,746	$1,867	$1,783	$1,795
C1 cash cost of gold produced (per oz)	$582	$538	$405	$525	$457
AISC of gold produced (per oz)	$910	$741	$608	$732	$628

(1)     NX Gold metallurgical recoveries during H1 2021 included gold recovered through the Company’s “Zero Loss” campaign, including reprocessed mill and foundry scrap, and therefore may not be representative of metallurgical recoveries from mined ore during the period.
(2)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

At the NX Gold Mine, gold production decreased 9%, as expected, compared to Q3 2021 due to lower planned head grades from Santo Antonio. Production during Q4 2021 totaled 8,544 ounces of gold and 5,859 ounces of silver (as by-product) from total mill feed of 47,159 tonnes grading 6.24 grams per tonne gold after metallurgical recoveries of 90.3% during the period. Metallurgical recoveries rates were lower in Q4 2021 primarily due to lower head head grades during the period.

During 2021, the NX Gold Mine delivered production of 37,798 ounces of gold and 25,031 ounces of silver from total mill feed of 171,581 tonnes grading 7.27 grams per tonne gold after metallurgical recoveries of 94.2%. Metallurgical recovery rates were elevated in H1 2021 due to gold contributions from mill and foundry scrap recycling efforts.

The NX Gold Mine achieved C1 cash costs and AISC during Q4 2021 of $582 and $910, respectively, per ounce of gold produced, bringing 2021 C1 cash costs and AISC to $525 and $732, respectively, per ounce of gold produced (see Non-IFRS Measures).

Commissioning of the NX Gold Mine's paste-fill plant, where construction was completed in Q3 2021, continued during the fourth quarter and handover to operations concluded in January 2022. The paste-fill plant is expected to improve overhand cut and fill mining operations and enhance pillar recovery throughout the mine.

Exploration activities at the NX Gold Mine continue to focus on three primary objectives for 2022: (i) infill and extension of the Santo Antonio Vein, (ii) delineation and discovery of new gold-bearing veins within the NX Gold Mine system near existing infrastructure, such as the Matinha Vein, and (iii) regional exploration on the broader NX Gold land package.

Ero Copper Corp. December 31, 2021 MD&A | Page 7

NX Gold Transaction

In August 2021, the Company completed the closing of a streaming agreement with Royal Gold in relation to gold production from the NX Gold mine. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional payment obligations of Royal Gold include:

i.Up to US$5 million, available through the end of 2024, payable based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Transaction at a rate of US$20 per ounce;
ii.Up to US$5 million, available from 2022 through the end of 2024, payable based upon completion of planned meters of drilling within the exploration concessions of the NX Gold mine at a rate of US$100 per meter; and,
iii.US$5 per ounce of gold delivered under the NX Gold Transaction payable to the Company as contribution towards ongoing environmental, social and governance initiatives within the area of influence of the mine.

The contract will be settled by the Company delivering gold to Royal Gold. The $100.0 million upfront proceeds from Royal Gold has been recognized as deferred revenue and the Company recognizes amounts in revenue as gold is delivered. Each period, management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate at closing of the transaction included an estimated long-term gold price of $1,750 per ounce and a life of mine production schedule for the NX Gold mine that includes mineral reserves and a portion of the mineral resources.

Ero Copper Corp. December 31, 2021 MD&A | Page 8

2022 Guidance / Outlook

•2022 annual production guidance for the MCSA Mining Complex of 43,000 to 46,000 tonnes of copper in concentrate at C1 cash cost guidance(1) range of $1.05 to $1.15 per pound of copper produced;
•2022 annual production guidance for the NX Gold Mine of 39,000 to 42,000 ounces of gold at C1 cash cost guidance(1) range of $500 to $600 per ounce of gold produced;
•2022 AISC guidance(1) for the NX Gold Mine of $925 to $1,025 per ounce of gold produced; and
•Full-year capital expenditure guidance of $230 million to $260 million for the MCSA Mining Complex, $75 million to $86 million for the Boa Esperanҫa Project and $25 million to $29 million for the NX Gold Mine.

2022 Production Outlook

2022 Guidance
MCSA Mining Complex
Tonnes Processed	3,000,000
Copper Grade (%)	1.60%
Copper Recovery (%)	92.5%
Copper Production (tonnes)	43,000 - 46,000

NX Gold Mine
Tonnes Processed	168,000
Gold Grade (gpt)	8.00
Gold Recovery (%)	93.0%
Au Production (ounces)	39,000 - 42,000

Note:    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company's SEDAR and EDGAR filings, including the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF") for complete risk factors.

2022 Cost Guidance

The Company's guidance for 2022 assume a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

2022 Guidance
MCSA Mining Complex C1 Cash Cost Guidance (US$/lb)(1)	$1.05 - $1.15
NX Gold Mine C1 Cash Cost Guidance (US$/oz)(1)	$500 - $600
NX Gold Mine All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$925 - $1,025

(1)     C1 cash costs of copper produced (per lb), C1 cash costs of gold produced (per ounce), and AISC are non-IFRS measures – Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors.

Ero Copper Corp. December 31, 2021 MD&A | Page 9

2022 Capital Expenditure Guidance

The Company's capital expenditure guidance for 2022 assume a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions.

2022 Guidance
MCSA Mining Complex
Growth	$125 - $140
Sustaining	$80 - $90
Exploration	$25 - $30
Total, MCSA Mining Complex	$230 - $260

Boa Esperança Project
Growth	$70 - $80
Sustaining	$0
Exploration	$5 - $6
Total, Boa Esperança Project	$75 - $86

NX Gold Mine
Growth	$0 - $1
Sustaining	$16 - $18
Exploration	$9 - $10
Total, NX Gold Mine	$25 - $29

Company Total
Growth	$195 - $221
Sustaining	$96 - $108
Exploration	$39 - $46
Total, Company	$330 - $375

Ero Copper Corp. December 31, 2021 MD&A | Page 10

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q4 2021 and Q4 2020. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended December 31,
	Notes	2021	2020

Revenue	1	$134,869	$91,243
Cost of sales	2	(50,506)	(32,895)
Gross profit		84,363	58,348
Expenses
General and administrative	3	(12,252)	(8,165)
Share-based compensation		(981)	(2,549)
Income before the undernoted		71,130	47,634
Finance income		964	145
Finance expense	4	(2,296)	(2,556)
Foreign exchange (loss) gain	5	(4,419)	27,142
Recovery of value added taxes	6	—	8,886
Other expenses		(639)	(1,675)
Income before income taxes		64,740	79,576
Income tax expense
Current		(6,372)	(4,044)
Deferred		1,844	(9,190)
	7	(4,528)	(13,234)
Net income for the period		$60,212	$66,342

Other comprehensive (loss) gain
Foreign currency translation (loss) gain	8	(10,474)	19,679
Comprehensive income		$49,738	$86,021

Net income per share attributable to owners of the Company
Basic		$0.67	$0.75
Diluted		$0.65	$0.71
Weighted average number of common shares outstanding
Basic		89,637,768	87,321,832
Diluted		91,727,452	92,642,103

Cash and cash equivalents		$130,129	$62,508
Total assets		$689,762	$497,099
Non-current liabilities		$171,612	$191,304

Notes:

1.    Revenues from copper sales in Q4 2021 was $119.9 million (Q4 2020 - $72.6 million), which included the sale of 27.3 million lbs of copper as compared to 22.6 million lbs of copper in Q4 2020. The increase in revenues was primarily attributed to higher realized prices and increased sales volume.

Ero Copper Corp. December 31, 2021 MD&A | Page 11

Revenues from gold sales in Q4 2021 was $14.9 million (Q4 2020 - $18.6 million), which included the sale of 7,779 ounces of gold at a realized price of $1,784 per ounce, compared to 10,100 ounces of gold at a realized price of $1,867 per ounce for Q4 2020. The decrease in revenues was primarily attributable to lower realized prices and lower sales volume than in the comparative quarter.

2.    Cost of sales for Q4 2021 from copper sales was $43.6 million (Q4 2020 - $25.8 million) which primarily comprised of $11.6 million (Q4 2020 - $8.0 million) in depreciation and depletion, $11.2 million (Q4 2020 - $6.2 million) in salaries and benefits, $6.8 million (Q4 2020 - $3.8 million) in materials and consumables, $4.8 million (Q4 2020 - $3.1 million) in maintenance costs, $4.7 million (Q4 2020 - $2.9 million) in contracted services, $2.3 million (Q4 2020 - $1.7 million) in utilities and $2.0 million (Q4 2020 - $1.4 million) in sales expenses. The increase in cost of sales in Q4 2021 as compared to Q4 2020 was primarily attributable to a 34% increase in tonnes processed, as well as increases in salaries and benefits and costs in materials and consumables.

Cost of sales for Q4 2021 from gold sales was $6.9 million (Q4 2020 - $5.5 million) which primarily comprised of $2.0 million (Q4 2020 - $1.2 million) in depreciation and depletion, $1.3 million (Q4 2020 - $1.1 million) in contracted services, $1.6 million (Q4 2020 - $1.4 million) in salaries and benefits, $0.8 million (Q4 2020 - $0.9 million) in materials and consumables, $0.5 million (Q4 2020 - $0.5 million) in utilities, and $0.4 million (Q4 2020 - $0.4 million) in maintenance costs. The increase in cost of sales in Q4 2021 as compared to Q4 2020 is primarily attributable to increases in cost of contracted services and salaries and benefits at NX Gold.

3.    General and administrative expenses for Q4 2021 was primarily comprised of $4.9 million (Q4 2020 - $2.9 million) in salaries and consulting fees, $3.0 million (Q4 2020 - $2.2 million) in office and administration expenses, $3.0 million (Q4 2020 - $2.5 million) in incentive payments, and $0.7 million (Q4 2020 - $0.2 million) in travel-related costs. The increase in general and administrative expenses was attributed to an increase in corporate headcount and administrative activities to support overall growth in operations, as well as to enhance governance and compliance with the Company's recent NYSE listing.

4.    Finance expense for Q4 2021 was $2.3 million (Q4 2020 - $2.6 million) and is primarily comprised of interest on loans at the corporate head office of $0.3 million (Q4 2020 - $1.6 million), accretion of deferred revenue of $0.9 million (Q4 2020 - $nil), accretion of the asset retirement obligations of $0.4 million (Q4 2020 - $0.2 million) and other finance expense of $0.2 million (Q4 2020 - $1.0 million). The overall decrease in finance expense in Q4 2021 as compared to Q4 2020 is primarily attributable to overall lower debt levels partially offset by an increase in non-cash accretion expense on deferred revenue.

5.    Foreign exchange loss for Q4 2021 was $4.4 million (Q4 2020 - $27.1 million gain). This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $3.3 million (Q4 2020 - $27.7 million gain), foreign exchange loss on USD denominated debt of $1.6 million (Q4 2020 - $7.7 million gain) in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $6.2 million (Q4 2020 - $7.8 million loss) and other foreign exchange gains of $0.1 million (Q4 2020 - $0.4 million losses). The foreign exchange gains were primarily a result of a weakening of BRL against USD in Q4 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.    In Q4 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

7.    In Q4 2021, the Company recognized $4.5 million in income tax expense (Q4 2020 - $13.2 million expense), primarily as a result of an increase in taxable income from operations.

8.    The foreign currency translation loss is a result of a weakening of the BRL against the USD during Q4 2021 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. December 31, 2021 MD&A | Page 12

The following table provides a summary of the annual financial results of the Company for 2021, 2020 and 2019. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Year ended December 31,
	Notes	2021	2020	2019

Revenue	1	$489,915	$324,076	$284,843
Cost of sales	2	(171,057)	(135,939)	(162,817)
Gross profit		318,858	188,137	122,026
Expenses
General and administrative	3	(38,846)	(27,927)	(32,817)
Share-based compensation		(7,848)	(9,064)	(5,792)
Income before the undernoted		272,164	151,146	83,417
Finance income		2,991	1,346	701
Finance expense	4	(12,159)	(15,449)	(20,428)
Foreign exchange loss	5	(21,968)	(79,805)	(5,148)
NX Gold Stream transaction fees		(1,219)	—	(1,783)
Recovery of value added taxes	6	—	8,886	21,584
Other expenses		(2,889)	(4,701)	1,448
Income before income taxes		236,920	61,423	79,791
Income tax expense
Current		(22,428)	(9,675)	(10,645)
Deferred		(11,860)	750	28,271
	7	(34,288)	(8,925)	17,626
Net income for the period		$202,632	$52,498	$97,417

Other comprehensive loss
Foreign currency translation loss	8	(24,252)	(49,553)	(4,941)
Comprehensive income		$178,380	$2,945	$92,476

Net income per share attributable to owners of the Company
Basic		$2.27	$0.60	$1.08
Diluted		$2.21	$0.56	$1.01
Weighted average number of common shares outstanding
Basic		88,602,367	86,368,535	85,244,277
Diluted		90,963,452	92,213,628	91,390,425

Notes:

1.    Revenues from copper sales in 2021 was $424.0 million (2020 - $260.9 million), which included the sale of 100,788,419 lbs of copper compared to 94,387,312 lbs of copper for Fiscal 2020. The increase in revenues is primarily attributed to higher realized copper prices and increased sales volume compared to the prior year.

Revenues from gold sales in 2021 was $66.0 million (2020 - $63.2 million), which included the sale of 37,437 ounces of gold at a realized price of $1,783 per ounce, compared to 35,855 ounces of gold sold at a realized price of $1,795 per ounce in 2020. The increase in revenues was attributable to higher sales volume compared to the prior year.

Ero Copper Corp. December 31, 2021 MD&A | Page 13

2.    Cost of sales for 2021 from copper sales was $142.9 million (2020 - $114.5 million) which consisted of $39.2 million (2020 - $35.7 million) in depreciation and depletion, $33.2 million (2020 - $24.6 million) in salaries and benefits, $22.8 million (2020 - $15.1 million) in materials and consumables, $16.4 million (2020 - $12.5 million) in maintenance costs, $15.5 million (2020 - $14.8 million) in contracted services, $8.5 million (2020 - $6.5 million) in utilities and $6.7 million (2020 - $4.9 million) in sales expenses. The increase in cost of sales was primarily attributed to a 6% increase in copper tonnes sold, increases in salaries and benefits and increased costs in materials and consumables at MCSA, as well as preventative maintenance conducted to help prepare the MCSA Mining Complex mill for expanded operations and higher throughput.

Cost of sales for 2021 from gold sales was $28.2 million (2020- $21.4 million) which primarily comprised of $7.8 million (2020 - $3.5 million) in depreciation and depletion, $6.3 million (2020 - $5.5 million) in salaries and benefits, $5.8 million (2020 - $3.7 million) in contracted services, $3.6 million (2020 - $3.8 million) in materials and consumables, $2.2 million (2020 - $2.2 million) in utilities, $1.7 million (2020 - $2.1 million) in maintenance costs, and $0.2 million (2020 - $0.2 million) in other costs. The increase in cost of sales was primarily attributed to increase in depreciation and depletion and contracted services.

3.    General and administrative expenses for 2021 was primarily comprised of $17.0 million (2020 - $12.2 million) with respect to salaries and consulting fees, $9.1 million (2020 - $7.1 million) in office and sundry expenses, $7.1 million (2020 - $6.1 million) in incentive payments, $3.3 million (2020 - $1.2 million) in travel-related costs, and $1.6 million (2020 - $1.1 million) in professional fees. The increase in general and administrative expenses in 2021 was primarily attributable to an increase in in corporate headcount and administrative activities to support overall growth in operations, as well as to enhance governance and compliance with the Company's recent NYSE listing. In addition, 2021 saw the resumption of travel activities which was restricted during the onset of COVID-19 in early 2020.

4.    Finance expense for 2021 was $12.2 million (2020 - $15.4 million) and was primarily comprised of interest on loans at the corporate head office of $4.4 million (2020 - $6.7 million), other finance expense of $3.4 million (2020 - $1.2 million), accretion of the asset retirement obligations of $1.1 million (Fiscal 2020 - $0.9 million), accretion of deferred revenue of $1.5 million (2020 - $nil), interest on loans and borrowings at MCSA and NX Gold of $0.8 million (2020 - $3.2 million), commitment fees of $1.0 million (2020 - $0.5 million), lease interest of $0.4 million (2020 - $0.2 million), and gain on interest rate swap derivatives of $0.5 million (2020 - $2.7 million loss).

5.    Foreign exchange loss for 2021 was $22.0 million (2020 - $79.8 million loss). This amount was primarily comprised of realized foreign exchange loss on derivative contracts of $22.2 million (2020 - $20.8 million loss) and a foreign exchange loss on USD denominated debt of $5.4 million (2020 - $24.2 million loss) in MCSA for which the functional currency is the BRL, partially offset by foreign exchange gain on unrealized derivative contracts of $3.9 million (2020 - $34.5 million loss) and an increase in other exchange gains. The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates. During 2021, the BRL weakened 7% against the USD. The foreign exchange gains/losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.    In 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

7.    In 2021, the Company recognized a $34.3 million income tax expense (2020 - income tax expense of $8.9 million), primarily comprised of current tax arising from an increase in taxable income in mining operations.

8.    The foreign currency translation income/loss is a result of weakening of the BRL against the USD during 2021 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements.

Ero Copper Corp. December 31, 2021 MD&A | Page 14

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	Dec. 31,(1)	Sep. 30,(2)	Jun. 30,	Mar. 31,(3)	Dec. 31,	Sep. 30,(4)	Jun. 30,(5)	Mar. 31,(6)
Selected Financial Information	2021	2021	2021	2021	2020	2020	2020	2020
Revenue	$134.9	$111.8	$120.7	$122.5	$91.2	$94.3	$70.8	$67.7
Cost of sales	$(50.5)	$(43.8)	$(37.0)	$(39.7)	$(32.9)	$(31.2)	$(30.1)	$(37.1)
Gross profit	$84.4	$68.0	$83.7	$82.8	$58.3	$59.6	$39.5	$30.7
Net income (loss) for period	$60.2	$26.4	$84.0	$32.1	$66.3	$31.4	$7.7	$(53.0)
Income (loss) per share attributable to the owners of the Company
- Basic	$0.67	$0.29	$0.95	$0.36	$0.75	$0.36	$0.09	$(0.62)
- Diluted	$0.65	$0.28	$0.89	$0.34	$0.71	$0.34	$0.08	$(0.62)
Weighted average number of common shares outstanding
- Basic	89,637,768	88,449,567	88,251,995	88,064,312	87,321,832	86,448,318	85,933,443	85,759,194
- Diluted	91,727,452	93,255,615	93,314,274	92,902,306	92,642,103	91,961,897	91,428,969	85,759,194

Notes:

1.During Q4 2021, the Company recognized net income of $60.2 million compared to $26.4 million in the preceding quarter. The increase was primarily attributable to a $16.4 million increase in gross profit as a result of increased copper sales volume, as well as a $15.2 million decrease in foreign exchange losses as the BRL depreciation against the USD was relatively less than the preceding quarter.

2.During Q3 2021, the Company recognized net income of $26.4 million compared to $84.0 million in the preceding quarter, a decrease of $58.7 million primarily due to volatility in foreign exchange gains or losses driven by the weakening of the BRL against the USD in the quarter, resulting in $19.6 million of foreign exchange losses compared to foreign exchange gains of $30.7 million in the preceding quarter.

3.During Q2 2021, the Company recognized $30.7 million in foreign exchange gains. This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $29.9 million, foreign exchange gain on USD denominated debt of $10.0 million in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $6.0 million, and other foreign exchange losses of $3.2 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q2 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

4.During Q4 2020, the Company recognized $27.1 million in foreign exchange gains. The foreign exchange gains were primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million and a foreign exchange gain on USD denominated debt of $7.7 million in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million and other foreign losses of $0.4 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

During the quarter ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

5.During Q2 2020, the Company had an overall net income of $7.7 million, despite $16.3 million in foreign exchange losses. The foreign exchange losses were comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million, a foreign exchange loss

Ero Copper Corp. December 31, 2021 MD&A | Page 15

on realized derivative contracts of $4.4 million, and a foreign exchange loss on USD denominated debt of $3.0 million in MCSA for which the functional currency is the BRL. As with the preceding quarter, the foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

6.During the quarter ended March 31, 2020, the Company recognized a $81.9 million in foreign exchange losses. The foreign exchange losses were mainly comprised of a $26.9 million loss associated with USD denominated debt held by MCSA, whose functional currency is the BRL, and $52.7 million losses associated with unrealized losses on foreign exchange currency collar contracts. These foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and the BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2021, the Company held cash and cash equivalents of $130.1 million which were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have increased by $67.6 million since December 31, 2020. The Company’s cash flows from operating, investing, and financing activities during 2021 are summarized as follows:

•Cash from operating activities of $364.6 million, primarily consists of:
◦$296.4 million of EBITDA (see Non-IFRS Measures); and
◦$100.0 million upfront advance from Royal Gold for the NX Gold Transaction;
net of:
◦$22.2 million of derivative contract settlements; and
◦$9.1 million of income taxes paid

Partially offset by:

•Cash used in investing activities of $179.5 million, including:
◦$169.2 million of additions to mineral property, plant and equipment;
◦$12.7 million of additions to exploration and evaluation assets net of:
◦$2.3 million from other investments, consisting of interest from short-term investments

•Cash used in financing activities of $115.4 million including:
◦$113.2 million of repayment in loans and borrowings;
◦$4.2 million of payment of interest on loans and borrowings;
◦$4.8 million of lease payments;
◦$4.2 million of other finance expenses
net of:
◦$5.6 million proceeds from exercise of stock options and warrants.

As at December 31, 2021, the Company had working capital of $86.0 million and available liquidity of $230.1 million.

Ero Copper Corp. December 31, 2021 MD&A | Page 16

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At December 31, 2021, the Company had available liquidity of $230.1 million at the end of the third quarter, including $130.1 million in cash and cash equivalents and $100.0 million of undrawn availability under its $150 million senior secured revolving credit facility.

The Company ended the year with unrestricted cash and cash equivalents of $130.1 million compared to $62.5 million at December 31, 2020. The increase is primarily due to an increase in cash from mining operations and a $100.0 million upfront payment from the NX Gold Transaction.

At December 31, 2020, the Company had a $150.0 million credit facility from a syndicate of Canadian financial institutions. The credit facility was comprised of $75.0 million in senior secured non-revolving credit facility (“Term Facility”) and a $75.0 million senior secured revolving credit facility (“Revolving Credit Facility”) (collectively, the "Old Facilities). The Term Facility was to mature on March 31, 2024 and required principal repayments on a quarterly basis commencing on March 31, 2022, while the Revolving Credit Facility was payable in full at maturity on March 31, 2024. The Old Facilities bore interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25%, depending on the Company’s consolidated leverage ratio.

During the year ended December 31, 2021, the Old Facilities were amended and combined into a new $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) with maturity date of March 31, 2025. The New Revolving Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the New Revolving Credit Facility are on a sliding scale between 0.56% to 1.06%

During the year, the Company used its cash on hand, bolstered by proceeds from the NX Gold Transaction, to repay $100.0 million of principal on its $150.0 million senior secured revolving credit facility. As of December 31, 2021, $50.0 million was drawn on the New Revolving Credit Facility. The Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants.

The New Revolving Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from those of the Facilities.

In February 2022, the Company closed an offering of $400 million aggregate principal amount of Senior Notes due 2030 (the “Notes”). Interest on the Notes accrues at an annual rate of 6.50%, payable semi-annually in arrears. The Notes mature on February 15, 2030. MCSA is currently the only guarantor of the Notes on a senior unsecured basis. The Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge. Estimated transaction costs related to the offering of the Notes was $8.5 million.

Pursuant to closing of the Notes offering, the Company repaid the outstanding balance under its New Revolving Credit Facility of approximately $50 million and reduced the size of its New Revolving Senior Credit Facility from $150 million to $75 million, with an accordion option to increase to $100.0 million at the election of the Company.

Ero Copper Corp. December 31, 2021 MD&A | Page 17

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

In August 2021, the Company completed the closing of a precious metals purchase agreement with Royal Gold whereby the Company is obligated to sell a portion of its gold production from the NX gold mine at contract prices (see "NX Gold Transaction" section in this MD&A for further information).

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic risk

COVID-19 continues to have a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain COVID-19 and mutations thereto may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 and mutations thereto in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

New waves of COVID-19 and mutations thereto could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as imposing entry restrictions at or the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$130,129	$62,508
Accounts receivable	30,704	20,353
Deposits and other non-current assets	1,295	595
	$162,128	$83,456

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has five significant customers, all of which have no history of credit default with the Company. The Company has not

Ero Copper Corp. December 31, 2021 MD&A | Page 18

incurred credit losses during the years ended December 31, 2021 and 2020 nor recognized a provision for credit losses.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks related to the US dollars and Euros. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2021 relates to $7.8 million (December 31, 2020 – $7.4 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2021 on $63.8 million due to an intercompany loan balance (December 31, 2020 - $83.1 million) which has contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2021 by 10% and 20%, would have increased (decreased) pre-tax net income by $7.0 million and $13.9 million, respectively (2020 – $8.9 million and $17.7 million). Strengthening (weakening) in the Brazilian Real against the Euro at December 31, 2021 by 10% and 20%, would have increased (decreased) pre-tax net income by $0.2 million and $0.4 million, respectively (2020 – $0.2 million and $0.4 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2021, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $179.5 million (December 31, 2020 - notional amount of $285.7 million) with an average floor rate of 4.24 BRL to US Dollar and an average cap rate of 4.76 BRL to US Dollar. The maturity dates of these contracts are from January 3, 2022 to December 28, 2022 and are financially settled on a net basis. The fair value of these contracts at December 31, 2021 was a liability of $28.7 million, (December 31, 2020 - $34.5 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at December 31, 2021 was determined using an option pricing model with the following assumptions: discount rate of 2.74% - 2.80%, foreign exchange rate of approximately 5.59—6.17, and volatility of 15.69% - 17.92%.

The change in fair value of foreign exchange collar contracts was a gain of $3.9 million for the year ended December 31, 2021 (a loss of $34.5 million for the year ended December 31, 2020) and has been recognized in foreign exchange loss. In addition, during the year ended December 31, 2021, the Company recognized a realized loss of $22.2 million (realized loss of $20.8 million for the year ended December 31, 2020) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its New Revolving Credit Facility of $50.0 million and Brazilian Real denominated bank loans of $3.5 million. Based on the Company’s net exposure at December 31, 2021, a 1% change in the variable rates would have an impact of $0.5 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below.

Ero Copper Corp. December 31, 2021 MD&A | Page 19

In order to mitigate the above volatility due to variable rates on loans, December 31, 2021the Company entered into an interest rate swap contract to manage interest rate risk. At December 31, 2021, the floating interest on a notional amount of $50.0 million was swapped for a fixed interest rate of 1.68%. This interest rate swap transaction is in effect until March 31, 2025, with settlements made on a monthly basis. The fair value of this contract at December 31, 2021 was a liability of $1.0 million (December 31, 2020 - $2.5 million) and was included in Derivatives in the statement of financial position.

For the year ended December 31, 2021, the Company recognized a realized loss of $0.8 million (a realized loss of $1.6 million for the year ended December 31, 2020) and an unrealized gain of $1.3 million (an unrealized loss of $1.1 million for the year ended December 31, 2020), respectively, in relation to its interest rate swap derivatives.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2021, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at December 31, 2021, a 10% change in the price of copper would have an impact of $0.2 million on pre-tax net income.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”).

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at December 31, 2021, the Company had no material off-balance sheet arrangements.

Contingencies

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur.

MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $21.0 million as at December 31, 2021 (December 31, 2020 - $21.8 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects.

Ero Copper Corp. December 31, 2021 MD&A | Page 20

Outstanding Share Data

As of March 8, 2022, the Company had 90,234,378 common shares issued and outstanding.

Related Party Disclosures

For the year ended December 31, 2021, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

Related party transactions are disclosed in the consolidated financial statements for the year ended December 31, 2021.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2021. Certain of these policies, such as deferred revenue, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, mine reclamation and closure costs, decommissioning liabilities provisions and income taxes involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Actual results may differ from these estimates.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.
Local Currency Operating Metrics – Presented in Brazilian Real

Costs (MSCA Operations)	2021 - Q4		2021 - Q3		2021		2020 - Q4		2020
Mining:
UG (Pilar)	R$	48,665	R$	45,235	R$	168,130	R$	40,532	R$	140,335
UG (Vermelhos)	40,335		36,899		140,431		28,149		121,950
OP	14,644		—		14,644		—		—
Processing	35,237		27,613		116,337		21,657		82,905
Indirect	22,467		23,506		78,360		18,897		60,756
Production costs	161,348		133,253		517,902		109,235		405,946
By-product credits	(34,922)		(26,138)		(124,281)		(24,246)		(88,328)
Treatment, refining and other	14,815		1,420		22,676		(2,854)		6,637
C1 cash costs	R$	141,241	R$	108,535	R$	416,297	R$	82,135	R$	324,255

Ero Copper Corp. December 31, 2021 MD&A | Page 21

Breakdown Mined and Processed (tonnes)	2021 - Q4	2021 - Q3	2021	2020 - Q4	2020
Total Mined (t)	649,566	518,432	2,258,807	588,792	2,521,263
Total Processed (t)	646,319	572,666	2,370,571	483,447	2,271,625
Cu Production (t)	11,918	10,057	45,511	10,018	42,814

UG Mining Total - R$/tonne mined	44.66	131.16	83.17	116.65	104.03
Pilar - R$/tonne mined	149.28	121.29	121.22	103.55	89.60
Vermelhos - R$/tonne mined	152.21	145.71	152.48	142.63	127.70
OP Mining - R$/tonne mined	10.45	n/a	10.45	n/a	n/a
Processing - R$/S tonne processed	54.46	48.24	49.07	44.80	36.50
Indirect - R$/S tonne processed	34.72	41.06	33.05	39.09	26.75

The above only includes amounts from MCSA. NX Gold operations are excluded.

Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

	2021 - Q4	2021 - Q3	2021	2020 - Q4	2020
MCSA Operations
Pilar Mine and Caraíba Mill Complex	$32,300	$33,322	$95,721	$12,464	$54,487
Vermelhos Mine	1,490	1,932	8,015	3,579	14,022
Boa Esperanҫa Project	4,055	1,656	6,107	61	178
Capital Expenditure	$37,845	$36,910	$109,843	$16,104	$68,687
Capex Development (included in above)	7,898	8,374	31,965	7,111	31,929

Exploration	7,639	13,788	38,436	7,702	31,880

NX Gold Operations
Capital Expenditure	$13,269	$3,916	$24,299	$3,843	$12,981
Capex Development (included in above)	1,522	2,145	7,038	1,407	6,675

Exploration	3,976	3,000	11,195	1,454	4,257

Ero Copper Corp. December 31, 2021 MD&A | Page 22

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2021 - Q4	2021 - Q3	2020 - Q4	2021	2020
Cost of production	$30,016	$24,693	$17,850	$96,975	$73,893
Add (less):
Transportation costs & other	1,998	1,842	1,040	6,331	3,947
Treatment, refining, and other	2,645	277	(554)	4,093	1,192
By-product credits	(6,250)	(5,011)	(4,493)	(22,983)	(17,005)
Incentive payments	(3,482)	(663)	(761)	(5,527)	(2,741)
Net change in inventory	654	(384)	888	(1,697)	2,271
Foreign exchange translation and other	(293)	(3)	1,225	(97)	1,525
C1 cash costs	$25,288	$20,751	$15,195	$77,095	$63,082

Ero Copper Corp. December 31, 2021 MD&A | Page 23

	2021 - Q4	2021 - Q3	2020 - Q4	2021	2020
Costs
Mining	$18,560	$15,706	$12,727	$59,867	$51,007
Processing	6,365	5,282	4,013	21,585	16,124
Indirect	3,968	4,497	3,502	14,533	11,764
Production costs	28,893	25,485	20,242	95,985	78,895
By-product credits	(6,250)	(5,011)	(4,493)	(22,983)	(17,005)
Treatment, refining and other	2,645	277	(554)	4,093	1,192
C1 cash costs	$25,288	$20,751	$15,195	$77,095	$63,082

Costs per pound
Payable copper produced (lb, 000)	26,275	22,170	22,086	100,333	94,388

Mining	$0.71	$0.71	$0.58	$0.60	$0.54
Processing	$0.24	$0.24	$0.18	$0.22	$0.17
Indirect	$0.15	$0.20	$0.16	$0.14	$0.12
By-product credits	$(0.24)	$(0.23)	$(0.20)	$(0.23)	$(0.18)
Treatment, refining and other	$0.10	$0.02	$(0.03)	$0.04	$0.01
C1 cash costs of copper produced (per lb)	$0.96	$0.94	$0.69	$0.77	$0.67

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2021 MD&A | Page 24

Reconciliation:	2021 - Q4	2021 - Q3	2020 - Q4	2021	2020
Cost of production	$4,737	$4,936	$4,349	$19,837	$17,480
Add (less):
Incentive payments	(150)	(145)	(120)	(788)	(511)
Net change in inventory	(16)	(176)	255	(27)	140
By-product credits	(128)	(153)	(141)	(586)	(424)
Foreign exchange translation and other	533	608	26	1,398	140
C1 cash costs	$4,976	$5,070	$4,369	$19,834	$16,825
Site general and administrative	699	601	721	1,976	2,420
Accretion of mine closure and rehabilitation provision	42	285	88	215	268
Sustaining capital expenditure	736	552	600	2,300	1,033
Sustaining leases	1,083	216	502	2,326	1,613
Royalties and production taxes	235	261	281	1,036	952
AISC	$7,771	$6,985	$6,561	$27,687	$23,111

	2021 - Q4	2021 - Q3	2020 - Q4	2021	2020
Costs
Mining	$2,403	$2,247	$2,280	$9,394	$8,194
Processing	1,843	2,005	1,624	7,465	6,462
Indirect	858	971	606	3,561	2,593
Production costs	5,104	5,223	4,510	20,420	17,249
By-product credits	(128)	(153)	(141)	(586)	(424)
C1 cash costs	$4,976	$5,070	$4,369	$19,834	$16,825
Site general and administrative	699	601	721	1,976	2,420
Accretion of mine closure and rehabilitation provision	42	285	88	215	268
Sustaining capital expenditure	736	552	600	2,300	1,033
Sustaining leases	1,083	216	502	2,326	1,613
Royalties and production taxes	235	261	281	1,036	952
AISC	$7,771	$6,985	$6,561	$27,687	$23,111

Costs per ounce
Payable gold produced (ounces)	8,544	9,426	10,789	37,798	36,830
Mining	$281	$238	$211	$249	$222
Processing	$216	$213	$151	$197	$175
Indirect	$100	$103	$56	$94	$70
By-product credits	$(15)	$(16)	$(13)	$(15)	$(12)
C1 cash costs of gold produced (per ounce)	$582	$538	$405	$525	$457
AISC of gold produced (per ounce)	$910	$741	$608	$732	$628

Ero Copper Corp. December 31, 2021 MD&A | Page 25

Realized Gold Price (per ounce)

Realized Gold Price (per ounce) is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring Realized Gold Price (per ounce) enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of Realized Gold Price (per ounce) and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2021 - Q4	2021 - Q3	2020 - Q4	2021	2020
NX Gold revenue	$14,924	$15,535	$18,606	$65,961	$63,188
less: by-product credits	(128)	(153)	(141)	(586)	(424)
Gold revenue, net	$14,796	$15,382	$18,465	$65,375	$62,764
add: royalty taxes	174	261	283	976	962
add: smelting and refining charges	49	81	71	263	483
add: metal discounts	33	35	41	147	142

Gold revenue, gross	$15,052	$15,759	$18,861	$66,761	$64,351
- spot (cash)	$11,649	$10,058	$18,861	$57,657	$64,351
- stream (cash)	$682	$1,143	n/a	$1,825	n/a
- stream (amortization of deferred revenue)	$2,721	$4,558	n/a	$7,279	n/a

Total gold ounces sold(1)	8,437	9,027	10,100	37,437	35,855
- spot	6,517	5,774	10,100	32,264	35,855
- stream	1,920	3,253	n/a	5,173	n/a

Realized gold price (per ounce)	$1,784	$1,746	$1,867	$1,783	$1,795
- spot	$1,787	$1,742	$1,867	$1,787	$1,795
- stream (cash + amort. of deferred revenue)	$1,772	$1,753	n/a	$1,760	n/a
- cash (spot cash + stream cash)	$1,462	$1,241	$1,867	$1,589	$1,795

(1)     Gold ounces delivered under the stream during 2021 Q3 included May and June production based on effective date of the NX Gold Transaction.

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA under its revolving credit facility for covenant calculation purposes.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2021 MD&A | Page 26

Reconciliation:	2021 - Q4	2021 - Q3	2020 - Q4	2021	2020
Net Income	$60,212	$26,384	$66,342	$202,632	$52,498
Adjustments:
Finance expense	2,296	3,787	2,556	12,159	15,449
Income tax expense	4,528	6,069	13,234	34,288	8,925
Amortization and depreciation	13,675	12,233	9,161	47,291	39,348
EBITDA	$80,711	$48,473	$91,293	$296,370	$116,220
Foreign exchange loss (gain)	4,419	19,642	(27,142)	21,968	79,805
Share based compensation	981	2,041	2,549	7,848	9,064
Incremental COVID-19 costs	669	1,485	481	4,459	1,968
NX Gold stream transaction fees	—	1,219	—	1,219	—
Adjusted EBITDA	$86,780	$72,860	$67,181	$331,864	$207,057

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Ero Copper Corp. December 31, 2021 MD&A | Page 27

Reconciliation:	2021 - Q4	2021 - Q3	2020 - Q4	2021	2020
Net income as reported attributable to the owners of the Company	$59,804	$26,081	$65,786	$201,053	$51,622
Adjustments:
Share based compensation	981	2,041	2,549	7,848	9,064
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	1,642	4,618	(7,682)	5,348	24,093
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts, net of tax	(2,648)	10,417	(23,077)	(3,188)	29,411
Incremental COVID-19 costs	664	1,479	481	4,434	1,968
NX Gold stream transaction fees	—	1,219	—	1,219	—
Unrealized (gain) loss on interest rate derivative contracts	(714)	(147)	(640)	(1,270)	1,137
Adjusted net income attributable to owners of the Company	$59,729	$45,708	$37,417	$215,444	$117,295

Weighted average number of common shares
Basic	89,637,768	88,449,567	87,321,832	88,602,367	86,368,535
Diluted	91,727,452	93,255,615	92,642,103	90,963,452	92,213,628

Adjusted EPS
Basic	$0.67	$0.52	$0.43	$2.43	$1.36
Diluted	$0.65	$0.49	$0.40	$2.37	$1.27

Net (Cash) Debt

Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2021	September 30, 2021	December 31, 2020
Current portion of loans and borrowings	$4,344	$3,713	$12,539
Long-term portion of loans and borrowings	54,906	51,667	155,563
Less:
Cash and cash equivalents	(130,129)	(92,646)	(62,508)
Short-term investments	—	(26,408)	—
Net (cash) debt	$(70,879)	$(63,674)	$105,594

Ero Copper Corp. December 31, 2021 MD&A | Page 28

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented.

	December 31, 2021	December 31, 2020
Current assets	$208,686	$127,541
Less: Current liabilities	(122,660)	(91,720)
Working capital	$86,026	$35,821

Cash and cash equivalents	130,129	62,508
Available undrawn revolving credit facilities	100,000	11,621
Available liquidity	$230,129	$74,129

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Company’s management conducted an evaluation of the design and operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2021.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended December 31, 2021.

Ero Copper Corp. December 31, 2021 MD&A | Page 29

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “MCSA Mining Complex Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL Ingeniería y Construcción SpA and Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company (the “Boa Esperança Technical Report”).

Reference should be made to the full text of the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold

Ero Copper Corp. December 31, 2021 MD&A | Page 30

Property and the Boa Esperança Property, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the MCSA Mining Complex and the Boa Esperança Property; the timing and amount of future production at the MCSA Mining Complex, the Boa Esperança Property and the NX Gold Property; the impacts of COVID-19 on the Company’s business and operations; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; the possibility of entering judgments outside of Canada; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property being as described in the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, respectively; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms;

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requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com and www.sec.gov.

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